Mercedes-Benz Auto Receivables Trust 2018-1
Investor Report

Collection Period Ended   30-Apr-2021

Amounts in USD

Dates

Collection Period No.		34			
Collection Period (from... to)	1-Apr-2021	30-Apr-2021			
Determination Date	13-May-2021				
Record Date	14-May-2021				
Distribution Date	17-May-2021				
Interest Period of the Class A-1 Notes (from... to)	15-Apr-2021	17-May-2021	Actual/360 Days	32	
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Apr-2021	15-May-2021	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	389,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	125,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	449,000,000.00	121,197,585.23	101,601,327.01	19,596,258.22	43.644228	0.226284
Class A-4 Notes	121,950,000.00	121,950,000.00	121,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,384,950,000.00**	**243,147,585.23**	**223,551,327.01**	**19,596,258.22**		
Overcollateralization	35,512,333.05	35,511,558.33	35,511,558.33			
Adjusted Pool Balance	1,420,462,333.05	278,659,143.56	259,062,885.34			
Yield Supplement Overcollateralization Amount	87,929,652.04	14,581,198.86	13,461,785.52			
Pool Balance	**1,508,391,985.09**	**293,240,342.42**	**272,524,670.86**			

	Amount	Percentage
Initial Overcollateralization Amount	35,512,333.05	2.50%
Target Overcollateralization Amount	35,511,558.33	2.50%
Current Overcollateralization Amount	35,511,558.33	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.350000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.710000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	0.204630%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	3.030000%	306,023.90	0.681568	19,902,282.12	44.325795
Class A-4 Notes	3.150000%	320,118.75	2.625000	320,118.75	2.625000
Total		**$626,142.65**		**$20,222,400.87**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	20,568,703.50	(1) Total Servicing Fee	244,366.95
Interest Collections	877,208.58	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	17,497.44	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	211,269.26	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	626,142.65
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	204.10	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**21,674,882.88**	(6) Regular Principal Distributable Amount	19,596,258.22
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**21,674,882.88**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	1,208,115.06
		Total Distribution	**21,674,882.88**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	244,366.95	244,366.95	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	626,142.65	626,142.65	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	306,023.90	306,023.90	0.00
thereof on Class A-4 Notes	320,118.75	320,118.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	626,142.65	626,142.65	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	19,596,258.22	19,596,258.22	0.00
Aggregate Principal Distributable Amount	19,596,258.22	19,596,258.22	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,551,155.83
Reserve Fund Amount - Beginning Balance	3,551,155.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	29.19
minus Net Investment Earnings	29.19
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,551,155.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	29.19
Net Investment Earnings on the Collection Account	174.91
Investment Earnings for the Collection Period	204.10

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,508,391,985.09	50,953
Pool Balance beginning of Collection Period	293,240,342.42	21,031
Principal Collections	13,341,807.09	
Principal Collections attributable to Full Pay-offs	7,226,896.41	
Principal Purchase Amounts	0.00	
Principal Gross Losses	146,968.06	
Pool Balance end of Collection Period	272,524,670.86	20,210
Pool Factor	18.07%	

	As of Cutoff Date	Current
Weighted Average APR	3.39%	3.54%
Weighted Average Number of Remaining Payments	52.73	24.95
Weighted Average Seasoning (months)	14.04	45.41

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	270,060,163.74	20,102	99.10%
31-60 Days Delinquent	1,831,017.53	82	0.67%
61-90 Days Delinquent	589,572.77	24	0.22%
91-120 Days Delinquent	43,916.82	2	0.02%
Total	272,524,670.86	20,210	100.00%

Delinquency Trigger	**2.673%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.232%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	146,968.06	11	22,219,144.29	827
Principal Net Liquidation Proceeds	17,279.37		6,741,710.83	
Principal Recoveries	207,335.95		8,483,846.96	
Principal Net Loss / (Gain)	(77,647.26)		6,993,586.50	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.329%)
Prior Collection Period	(0.004%)
Second Prior Collection Period	(0.020%)
Third Prior Collection Period	(0.402%)
Four Month Average	(0.189%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.464%
Average Net Loss / (Gain)	8,456.57

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.